Exhibit 99.111

AMENDED AND RESTATED GOLD PREPAYMENT AGREEMENT

THIS AMENDED AND RESTATED GOLD PREPAYMENT AGREEMENT (the “Agreement”), made as at May 30, 2012 to have effect as of and from October 14, 2010, is an amendment and restatement of an agreement dated as of October 14, 2010, as amended and restated on October 20, 2011, and made among Rio Alto Mining Limited, a corporation incorporated pursuant to the laws of Alberta, Canada (“Rio Alto”), La Arena S.A., a corporation incorporated pursuant to the laws of Peru (“Projectco”), Mexican Silver Mines (Guernsey) Limited (“Guernseyco”), a corporation incorporated pursuant to the laws of Guernsey, Rio Alto S.A.C. (“Subco”), a corporation incorporated pursuant to the laws of Peru and [Redacted: subsidiary of Red Kite Explorer Trust and jurisdiction of organization] (“ABC”).

WHEREAS:

A.

Rio Alto originally requested that ABC prepay for gold bullion by advancing an aggregate amount of TWENTY-FIVE MILLION U.S. DOLLARS (US$25,000,000) (the “First Tranche”) to Rio Alto upon the terms and subject to the conditions set forth in this Agreement and the other Prepayment Documents.

B.	US$24,500,000 of the First Tranche was the subject of Advances prior to October 20, 2011.

C.

At the time of the Advances under the First Tranche, Projectco was owned by IAMGOLD and Rio Alto was party to certain outstanding obligations to IAMGOLD or an Affiliate of IAMGOLD in respect of the acquisition of Projectco by Rio Alto, including pursuant to the Option Agreement.

D.	Pursuant to the Option Agreement, Projectco is now wholly-owned indirectly by Rio Alto, with no obligations outstanding in respect of Projectco to IAMGOLD or any Affiliate thereof.

E.	Rio Alto requested that ABC prepay for additional gold bullion by advancing an additional aggregate amount of TWENTY-FIVE MILLION U.S. DOLLARS (US$25,000,000) (the “Second Tranche”) to Rio Alto.

F.	The parties entered into an amended and restated agreement dated October 20, 2011 (the “Original Amendment”) to reflect the foregoing transactions.

G.	The balance of US$500,000 of the First Tranche and US$25,000,000 of the Second Tranche were the subject of Advances on or about October 21, 2011.

H.

The parties wish to amend and restate the Original Amendment to provide that Rio Alto’s obligations created thereunder are and will be the joint and several obligations of Rio Alto and Projectco (the “RALA Group”).

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Certain Defined Terms. As used in this Agreement (including in the recitals hereof), the following terms shall have the following meanings: “ABC” has the meaning set forth in the recital of parties to this Agreement.

“Abandonment” shall occur if:

(a)

the RALA Group (acting alone, or through a Guarantor) ceases reasonable preparation for the development and construction of the Project, including obtaining all necessary feasibility study updates, licenses and permits, and such condition continues without interruption for fifteen (15) days;

(b)

ABC shall have delivered to Rio Alto or Projectco a notice requesting a certificate to the effect that the RALA Group intends (acting alone, or through the Guarantors) to resume such reasonable preparation;

(c)	within five (5) days following delivery of such notice such certificate is not delivered to ABC, and the RALA Group (acting alone, or through a Guarantor) does not then resume such activities; and

(d)	ABC has notified Rio Alto or Projectco in writing that Abandonment has occurred.

“Acceptable Refinery” means Metalor Technologies SA, Switzerland or any other refinery mutually agreed by Rio Alto and ABC.

“Advance” means an amount of US Dollars advanced or to be advanced (as the context requires) by ABC to the RALA Group under this Agreement, or any relevant portion thereof (as the context requires) in prepayment and for the purchase of gold bullion pursuant to the terms of this Agreement, which for greater certainty, includes all Drawdowns.

“Affiliate” in relation to any Person (in this definition, the “relevant party”) means any other Person:

(a)	that, directly or indirectly, Controls, is Controlled by or is under common Control with, the relevant party;

(b)	which beneficially owns or Controls 12% or more of the Voting Capital Stock, on an undiluted or a fully diluted basis, of the relevant party;

(c)	of which 12% or more, on an undiluted or a fully diluted basis, of the Voting Capital Stock, is beneficially owned or Controlled by the relevant party;

(d)

possess the ability, directly or indirectly, to direct or cause the direction of the management and policies of the relevant party, whether through the ownership of Voting Capital Stock or by contract or otherwise; or

(e)

that is a Responsible Officer or director of any Person referred to in any of clauses (a), (b), (c) and (d) of this definition, or that is a Person that does not deal at arm’s length with any such Responsible Officer or director.

“Applicable Law” means any law (including common law and equity), any international or other treaty (including any treaty or agreement with aboriginal peoples), any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, country or local statute, law, ordinance, code, rule, regulation or Order (including any consent decree or administrative Order), applicable to, or any guideline, policy or Authorization of any Governmental Body, arbitrator or other decision-making authority having jurisdiction with respect to any specified Person, property, transaction or event or any of such Person’s Business Assets, whether or not having the force of law, and any Award in any litigation to which the Person in question is a party or by which such Person or any of its Business Assets is bound.

“Authorization” means any authorization, approval, consent, exemption, licence, permit, franchise or no-action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s Business Affairs (including any zoning approval, mining permit, development permit and building permit) or from any Person in connection with any easements or contractual rights.

“Award” means any judgment, decree, injunction, rule, award or Order of any Governmental Body, arbitrator or other decision-making authority of competent jurisdiction.

“Bankruptcy Event” means, with respect to any Person, that such Person does not pay or perform its obligations generally as they become due or admits in writing its inability to pay or perform its debts generally, that such Person commits an act of bankruptcy within the meaning of the Bankruptcy and Insolvency Act (Canada), any Insolvency Proceeding is instituted by or against that Person (excluding any Insolvency Proceeding being contested by that Person in good faith by appropriate proceedings so long as enforcement remains stayed, none of the relief sought is granted (either on an interim or permanent basis) and such Insolvency Proceeding is dismissed within 30 days of its commencement), or that Person takes corporate, partnership or other internal management action to authorize any of the actions set forth above in this definition.

“BBB Account” means the [Redacted: private banking information].

“Business Affairs” means the Business Assets, affairs, liabilities, condition (financial or otherwise), prospects and results of operations of a specified Person or Persons.

“Business Assets” means the business, operations, undertaking, property and assets of a specified Person or Persons (including interests held in the Capital Stock of another Person).

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for business in New York City, London and Vancouver.

“Capital Lease Obligations” means, for any Person, all obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property, to the extent such obligations are required to be classified and accounted for as capital lease obligations or finance lease obligations on a balance sheet of such Person in accordance with GAAP.

“Capital Stock” means:

(a)	common shares, Preferred Shares or other equivalent equity interests (howsoever designated) of capital stock of a body corporate;

(b)	equity preferred or common interests in a limited liability company;

(c)	member or shareholder interests in an unlimited company or unlimited liability company;

(d)	limited or general partnership interests in a partnership;

(e)	any other interest that confers the right to receive a share of the profits and/or losses of, or the distribution of assets of, any Person; and

(f)	any other interest equivalent to any of the interests referred to in any of clauses (a), (b), (c), (d) and (e) of this definition.

“Change of Control” means, with respect to any Person (other than (c) below which shall be with respect to Rio Alto only), an event or series of events by which any one of the following occur:

(a)

the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Rio Alto, Projectco and the Guarantors, taken as a whole, to any Person;

(b)

any Person or two or more Persons acting in concert becomes the beneficial owner, directly or indirectly, of 50% or more of the equity securities of such Person entitled to vote for members of the board of directors or equivalent governing body of such Person on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right);

(c)

with respect to Rio Alto, during any period of 12 consecutive months following the Closing Date, a majority of the members of the board of directors or other equivalent governing body of such Person cease to be composed of individuals who were members of that board or equivalent governing body on the first day of such period; or

(d)	any Person or two or more Persons acting in concert shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that,

upon consummation thereof, will result in its or their acquisition of the power to exercise, directly or indirectly, a controlling influence over the management or policies of a Person, or control over the equity securities of such Person entitled to vote for members of the board of directors or equivalent governing body of such Person on a fully-diluted basis (and taking into account all such securities that such acquiring Person or group has the right to acquire pursuant to any option right) representing 50% or more of the combined voting power of such securities.

“Closing Date” means the date of this Agreement.

“Collateral” means the property described in the Collateral Documents, and all other property now existing or hereafter acquired which may at any time be or become subject to a Lien in favour of ABC, pursuant to the Collateral Documents, securing the payment and performance of the Prepayment Obligations.

“Collateral Documents” means the Rio Alto Security Documents, the Guernseyco Security Documents, the Projectco Security Documents and the Subco Security Documents and any other agreement pursuant to which Rio Alto, Projectco, a Guarantor or any other Person provides a Lien on its assets in favour of ABC securing the payment and performance of the Prepayment Obligations, and all filings, documents and instruments made or delivered pursuant thereto.

“Contaminant” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of any of them that may:

(a)	impair the quality of the Environment for any use that can be made of it;

(b)	injure or damage property or plant or animal life;

(c)	harm or materially discomfort any Person;

(d)	adversely affect the health of any individual;

(e)	impair the safety of any individual;

(f)	render any plant or animal life unfit for use by man; or

(g)	interfere with the normal course of business, and includes any “contaminant” within the meaning assigned to such term in any Environmental Law.

“Control”, “Controls” and “Controlled” when used with respect to any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person (whether through ownership of Voting Capital Stock, by contract or otherwise); provided that, in any event and without limitation, any Person or combination of Persons acting jointly or in concert which owns or own, directly or indirectly, 50% or more of the Voting Capital Stock having ordinary voting power for the election of the directors of, or Persons performing similar functions for, such Person will be deemed to Control such Person (irrespective of whether at the time any other Capital Stock of such Person of any other class shall or might have voting power upon the occurrence of any contingency).

“Core Business” means any mineral exploration and mine development and related business now or hereafter conducted by the Rio Alto Group.

“Default” means an event or condition which with notice or lapse of time or both would constitute an Event of Default.

“Delivery Amounts” means, collectively the First Tranche Delivery Amounts and the Second Tranche Delivery Amounts.

“Delivery Day” means a First Tranche Delivery Day or a Second Tranche Delivery Day, as the case may be.

“Derivative” means any transaction (including an agreement with respect thereto) now existing or hereafter entered into:

(a)	which is not with ABC;

(b)

which is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy-sell-back transaction, securities lending transaction, or forward purchase or sale of a security or other financial instrument (including any option with respect to any of these transactions);

(c)

which is a transaction similar to any transaction referred to in clause (b) of this definition that is currently, or in the future becomes, regularly entered into in the financial markets (including terms and conditions incorporated by reference in such agreement) and that is a forward, swap, future or option on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, or economic indices or measures of economic risk or value; or

(d)	any combination of the transactions referred to in clauses (b) and (c) of this definition.

“Derivative Exposure” in relation to any Person (in this definition, the “relevant party”) and any counterparty of the relevant party at any time means the amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to the agreement governing the Derivatives entered into between them and in effect at that time if those Derivatives were to be terminated as the result of the default of the relevant party. If the Derivative Exposure is payable by the relevant party to any counterparty of the relevant party, it is referred to herein as “Out-of-the-Money Derivative Exposure”. If Derivative Exposure is payable by any counterparty of the relevant party to that relevant party, it is referred to herein as “In-the-Money Derivative Exposure”.

“Disclosure Letter” means the letter of even date herewith from Rio Alto to ABC setting forth exceptions to, and disclosures with respect to, Article 5 (which letter shall expressly indicate the Sections of Article 5 to which such disclosures relate).

“Dollars” and the symbols “$” and “US$” each mean lawful money of the United States of America.

“Drawdown” means a drawing of funds by Rio Alto from the Escrow Account.

“Drawdown Date” means the date on which a Drawdown is made pursuant to the provisions hereof, which date shall be a Business Day.

“Drawdown Notice” means a notice contemplated in Section 2.4.

“Environment” means the ambient air, all layers of the atmosphere, surface water, underground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms, and includes indoor spaces.

“Environmental Laws” means any Applicable Law which applies to the Business Affairs of any particular Person relating to the Environment, occupational health or safety, industrial hygiene, product liability or any past, present or future activity, event or circumstance in respect of any Hazardous Materials (including the use, handling, transportation, production, disposal, discharge or storage thereof or the terms of any permit issued therefore) or the environmental conditions on, under or about any real property of any particular Person (including soil, groundwater and indoor and ambient air conditions).

“Escrow Account” means the trust account for the Project, in the name of Rio Alto, established by the Escrow Agent at [Redacted: private banking information], which account shall be controlled by the Escrow Agent.

“Escrow Account Agreement” means the amended and restated escrow account agreement dated as of the date of this Agreement among ABC, Rio Alto and the Escrow Agent, and all amendments, restatements, supplements or replacements thereto, in each case with the prior approval of ABC.

“Escrow Agent” means [Redacted: name of escrow agent], acting in the capacity of escrow agent pursuant to the Escrow Account Agreement,

“Event of Default” has the meaning set forth in Section 7.1.

“Event of Loss” means with respect to any asset of Rio Alto, Projectco or the Guarantors any of the following:

(a)	any loss, destruction or damage of such asset;

(b)	any pending proceedings for the condemnation or seizure of such asset or of any right of eminent domain; or

(c)	any actual condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such asset, or confiscation of such asset or requisition of the use of such asset.

“Final Delivery Date” means the date on which the total amount of Gold required to be delivered under Section 2.10, has been delivered to ABC by or on behalf of the RALA Group pursuant to this Agreement.

“First Tranche” has the meaning set forth in Recital A to this Agreement.

“First Tranche Delivery Amount” and “First Tranche Delivery Amounts” have the meanings set out in Section 2.10(a).

“First Tranche Delivery Day” has the meaning set out in Section 2.10(a).

“Force Majeure” means any event or circumstance, whether foreseeable or unforeseeable, suffered by any Rio Alto Group Member which is not within its reasonable control, and includes, without limitation:

(a)	acts of God, including wind, ice and other storms, lightning, floods, earthquakes, volcanic eruptions, and landslides;

(b)

strikes, lockouts, labour disputes and other industrial disturbances (however arising and whether or not employee demands are reasonable or within the power of any Rio Alto Group Member to grant), it being acknowledged that the settlement of strikes, lockouts, and other labour disturbances depends upon the agreement of employees and other third parties and therefore is not wholly within the discretion of such Rio Alto Group Member;

(c)	laws, regulations, orders, proclamations, instructions or requests of any government or Governmental Body; judgments or orders of any court;

(d)	inability to obtain, inability to obtain on reasonably acceptable terms, or unreasonable delays in obtaining, any public or private license, permit or other authorization;

(e)	curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, state or local environmental standards;

(f)

epidemics, war or conditions arising out of or attributable to war (whether or not declared), terrorism, blockades, acts of public enemies, acts of sabotage, civil insurrection, riots, rebellion and civil disobedience; or

(g)

explosions and fires, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors’ or subcontractors’ shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities,

that materially and adversely affects Rio Alto or Projectco’s ability to perform its obligations under this Agreement.

“Funded Debt” in relation to any Person at any time, means the sum of: (a) all obligations for borrowed money which bears interest or to which interest is imputed, plus without duplication (b) all obligations for the deferred payment of the purchase of property, plus (c) all Capital Lease Obligations, plus (d) all indebtedness secured by Purchase Money Security Interests, plus (e) the amount of any guarantees or other financial assistance provided in respect of liabilities of a third party.

“GAAP” means generally accepted accounting principles determined in accordance with Section 1.2.

“Gold” means gold of minimum .995 fineness in gold bars, conforming in all respects with the specification for “Good Delivery Gold Bars” under the “Good Delivery Rules”, as published by the London Bullion Market Association from time to time.

“Gold Price” means, at the sole discretion of ABC at or before 4:00 p.m. (Eastern Standard Time) on the applicable Delivery Day:

(a)	the London Gold Market AM Fixing Price; or

(b)	the Comex (1st Position) Settlement Price,

on any day during the Quotational Period.

“Gold Purchase Agreement” means the amended and restated contract for sale & purchase of gold dated as of the Closing Date between ABC, Projectco, Rio Alto and Guernseyco.

“Governance Agreement” means the governance agreement among IAMGOLD, Rio Alto and Projectco, dated June 15, 2009, as assigned by Rio Alto to Guernseyco pursuant to an assignment agreement dated July 24, 2009, as amended.

“Governmental Body” means any international tribunal, agency, body, commission or other authority (including that of any union of nations), any government, executive, parliament, legislature or local authority, or any governmental body, ministry, department or agency or regulatory authority, court, tribunal, commission or board of or within Canada or Peru or any other foreign jurisdiction, or any political subdivision thereof or any authority having jurisdiction therein.

“Guarantees” means the Subco Guarantee and the Guernseyco Guarantee and “Guarantee” means one of them, as the context requires.

“Guarantor Documents” means the Guernseyco Security Documents, the Subco Security Documents and all other documents, agreements and instruments delivered to ABC by each of the Guarantors under or in connection therewith.

“Guarantors” means, collectively, Subco and Guernseyco and “Guarantor” means either of them.

“Guernseyco” means Mexican Silver Mines (Guernsey) Limited.

“Guernseyco GSA” means the general security agreement, dated as April 8, 2011, executed by Guernseyco in favour of ABC pursuant to which Guernseyco, as general and continuing collateral security for all of its Prepayment Obligations, grants ABC a security interest in all of its present and after-acquired personal property, .

“Guernseyco Guarantee” means the unconditional guarantee, executed by Guernseyco in favour of ABC and dated October 14, 2010, pursuant to which Guernseyco, as general and continuing collateral security for all of its Prepayment Obligations, guarantees performance of all of the Prepayment Obligations of Rio Alto.

“Guernseyco Pledge” means the share pledge agreement executed by Rio Alto in favour of ABC and dated October 14, 2010, pursuant to which Rio Alto, as general and continuing collateral security for all of its Prepayment Obligations, pledges in favour of ABC all of the Capital Stock and any other interest in Guernseyco it legally or beneficially owns now or in the future and the entirety of its interest in Guernseyco.

“Guernseyco Security Documents” means, collectively, the Guernseyco Guarantee, the Guernseyco GSA and the Projectco Pledge.

“Hazardous Materials” means any pollutant or Contaminant, including any hazardous, dangerous, registrable or toxic chemical, material or other substance within the meaning of any Environmental Law.

“Holding Body Corporate” of any Person means another Person that Controls such first Person.

“IAMGOLD” means IAMGOLD-Quebec Management Inc.

“Indebtedness” of any Person at any time, means obligations of such Person or any of its Subsidiaries (without duplication) to pay (in whole or in part) any of the following amounts at such time:

(a)	Funded Debt;

(b)	amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, under, by reason of or otherwise in respect of, any bankers’ acceptance;

(c)	amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, arising under or in respect of any sale of promissory notes, sale of accounts, factoring, securitization or discounting arrangement to the extent recourse to such Person or any Subsidiary of it exists to recover such amounts payable;

(d)	the principal amount of, and any premiums and capitalized interest payable in respect of, indebtedness payable under or in respect of any Lien upon any property acquired (whether or not assumed);

(e)	Out-of-the-Money Derivative Exposure;

(f)

amounts payable, actual or contingent, primary, secondary or by way of guarantee, matured or unmatured, under, by reason of or otherwise in respect of, any standby credit, bank guarantee or performance bond intended to secure the payment or performance of Indebtedness described in this definition, or any sale- leaseback transaction, or any so-called “synthetic lease” transaction;

(g)	the redemption or retraction price of any Preferred Shares;

(h)	the capital portion of any other transaction that is not Funded Debt having the commercial effect of borrowing; or

(i)	any amount payable or that may become payable under any direct or indirect guarantee of any amount of the nature described in any of clauses (a) to (h) inclusive above.

For certainty, reserves for deferred taxes or general contingencies, current trade payables which are payable on customary or usual trade terms, current expenses (other than interest expense) accrued in the ordinary course of conducting business and current payments under operating leases (other than leases referred to in clause (f) above), for any current fiscal period, and customer advance payments and deposits received in the ordinary course of conducting business, are not Indebtedness.

“Insolvency Proceeding” means, with respect to any Person, any proceeding contemplated by any application, petition, assignment, filing of notice or other means, whether voluntary or involuntary and whether or not under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), or any other like, equivalent or analogous legislation of any jurisdiction seeking any moratorium, reorganization, adjustment, composition, proposal, compromise, arrangement, administration or other like or similar relief in respect of any or all of the obligations of such Person, seeking the winding up, liquidation or dissolution of such Person or all or any part of its property, seeking any Award declaring, finding or adjudging such Person insolvent or bankrupt, seeking the appointment (provisional, interim or permanent) of any receiver or resulting, by operation of law, in the bankruptcy of such Person.

“Lien” means any mortgage, deed of trust, pledge, security interest, assignment, deposit arrangement in the nature of a security interest, charge or encumbrance, lien or other type of preferential arrangement.

“London” means London, United Kingdom.

“Material Adverse Change” means any change, effect, event, occurrence or change in condition or state of facts, that in any such case, has, or could reasonably be expected to have, a Material Adverse Effect.

“Material Adverse Effect” means an effect which could reasonably be expected to:

(a)	impair or reduce, in a material adverse way, any Rio Alto Group Member’s ability to perform its Prepayment Obligations;

(b)

prejudice, restrict or render unenforceable or ineffective, in a material adverse way, any Prepayment Document or the priority thereof or any of the rights intended or purported to be granted under or pursuant to any Prepayment Document;

(c)	is materially adverse to the Business Affairs of any Rio Alto Group Member; or

(d)	results in a material loss, diminution or destruction of any substantial part of the Business Assets (either physically or in value) of any Rio Alto Group Member.

“Material Project Agreements” means:

(a)	the Gold Purchase Agreement;

(b)	all other agreements material to the ownership or operation of the Collateral, the Project or the Lands of which any Rio Alto Group Member is aware;

(c)

any agreements entered into between Rio Alto and Projecto or any member of the RALA Group and a Guarantor, and either an equity partner or a lender in respect of any financing of the Mining Properties or the Project; and

(d)	all other material development, service and title contracts, relating to the Mining Properties or the Project of which any Rio Alto Group Member is aware.

“Minerals” means any and all marketable metal bearing material in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Mining Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including ore and any other products resulting from the further milling, processing or other benefication of Minerals, including concentrates or doré.

“Mining Properties” means the mining concessions listed in Schedule II attached hereto and all accessions and successions thereto, whether created privately or through government action, and all other property, buildings, structures, facilities and fixtures now or at any time hereafter used, affixed to or situate thereon, including any means of access thereto and any of the foregoing to which Rio Alto or any of its Affiliates acquires an interest in or to, after the date hereof in connection with or in respect of the Project.

“Monthly Development and Progress Report” means a report delivered no later than the 15th day after a month end, providing key performance indicators of Rio Alto and Projectco (including, without limitation, an update with respect to permits and licenses) on a consolidated basis (to the extent that Rio Alto can reasonably provide the same) against the then current forecast of Rio Alto, in form and substance satisfactory to ABC, for the preceding month of Rio Alto.

“Operating Loan Agreement” means the operating loan agreement dated as of October 14, 2010 between Rio Alto and ABC, for a US$3 million loan facility.

“Option Agreement” means the option and earn-in right purchase agreement dated June 15, 2009 between Rio Alto, Projectco and IAMGOLD-Quebec Management Inc. with respect to the Project, as assigned to by Rio Alto to Guernseyco pursuant to an assignment agreement dated July 24, 2009, as amended.

“Order” means any order, directive, direction or request of any Governmental Body, arbitrator or other decision-making authority of competent jurisdiction.

“Organic Documents” means:

(a)

in relation to any body corporate, the articles of incorporation, amendment, amalgamation, continuance or association and the memorandum of association and any unanimous shareholder agreement, as appropriate, or equivalent documents of that body corporate governing the incorporation, capacity, powers and Business Affairs of that body corporate;

(b)

in relation to any limited or general partnership or other Person, the partnership agreement or equivalent document governing the formation, capacity, powers and Business Affairs of that partnership or other Person and, if a partner (other than a limited partner) of that limited or general partnership is a Person referred to in clause (a) and/or (b) and/or (c) of this definition, the documents referred to in clause (a) and/or (b) and/or (c) of this definition in relation to that partner; and

(c)

in relation to any business, charitable or other trust, the declaration of trust, trust agreement or equivalent document governing the formation, capacity, powers and Business Affairs of that business, charitable or other trust and, if a trustee of that business, charitable or other trust is a Person referred to in clause (a) and/or (b) and/or (c) of this definition, the documents referred to in clause (a) and/or (b) and/or (c) of this definition in relation to that trustee, together, in each case, with the by-laws or other equivalent documents regulating the organization, Control or internal management of the relevant Person.

“Permitted Liens” means with respect to the Collateral of Rio Alto or any Subsidiary:

(d)	Liens in favour of ABC, whether securing the Indebtedness and obligations hereunder or otherwise;

(e)	Senior Liens;

(f)

the existing Liens listed in Schedule I or incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by such existing Liens, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase;

(g)

Liens for taxes, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings and which are adequately reserved for in accordance with GAAP;

(h)

Liens of trades, employees, workers compensation, materialmen, builders, mechanics, landlords, warehousemen or carriers or other similar Liens provided for by mandatory provisions of law and securing obligations either not delinquent or being contested in good faith by appropriate proceedings and which do not in the aggregate materially impair the use or value of the Project or risk the loss or forfeiture thereof;

(i)

Liens consisting of pledges of cash or near cash assets made to secure or facilitate the provision of security for the performance of bids, trade contracts, leases, public or statutory obligations (including but not limited to environmental, reclamation or other similar obligations), or other obligations of a like nature incurred in the ordinary course of business (other than for Indebtedness);

(j)

any Lien or privilege arising out of judgments or awards with respect to which, at the time an appeal or proceedings for review is being prosecuted and with respect to which it has secured a stay of execution pending such appeal or proceedings for review for tax or labour proceedings;

(k)	any undetermined or inchoate Lien or privilege incidental to current operations that has not been filed pursuant to law or that relates to obligations not due or delinquent;

(l)

any right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit held or acquired by such Person, or by any statutory provision, to terminate the lease, licence, franchise, grant or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(m)	any Lien created or assumed by such Person in favour of a public utility or Governmental Body when required by the utility or Governmental Body in connection with the operations of such Person;

(n)	any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Body;

(o)

any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the use of real property by such Person, or title defects, encroachments or irregularities, that do not in the aggregate materially detract from the value of the Project or materially impair its use in the operation of the business of such Person;

(p)

Purchase Money Security Interests, provided that, for the entire Rio Alto Group, Purchase Money Security Interests do not secure in the aggregate in excess of US$5,000,000 or the Equivalent Amount in foreign currency (or any combination thereof) of Indebtedness outstanding at any time; and

(q)	such other Liens as may be approved in writing by ABC from time to time, whether or not such Liens are registered against the Project assets or otherwise.

“Person” means an individual, corporation, estate, partnership, limited liability company, joint venture, trust, other legal entity, unincorporated organization or Governmental Body or any other entity of whatever nature or authority.

“Potential Preferred Claims” means the aggregate of any rights, claims, interests or preferences whether statutory in nature or otherwise and whether secured or unsecured which, if unpaid, might become a Lien upon any properties or assets of Rio Alto or any Subsidiary, including claims for unpaid wages, vacation pay, worker’s compensation, unemployment insurance premiums, pension fund obligations, employee or non-resident withholding tax source deductions, un-remitted Sales Taxes, customs duties, municipal taxes, or similar statutory obligations and overdue lease payments (including overdue rent).

“Preferred Shares” means Capital Stock of a specified Person that may be redeemed by that Person or that is retractable at the option of the holder.

“Prepayment Amount” means US$50,000,000.

“Prepayment Documents” means, collectively, this Agreement, the Collateral Documents, the Disclosure Letter and each other agreement, document, instrument or certificate delivered to or for the benefit of ABC pursuant to or otherwise in connection with any of this Agreement, the Collateral Documents and the Disclosure Letter.

“Prepayment Obligations” means the Indebtedness and other obligations (including all indemnity obligations) of the RALA Group or any other Rio Alto Group Member owing to ABC incurred under, pursuant to or otherwise in respect of each Prepayment Document, and any item or part of any thereof, whether now or hereafter existing or arising, and whether due or to become due, absolute or contingent, liquidated or unliquidated, determined or undetermined.

“Project” means the development, establishment, construction, and operation by Projectco of a gold mine and related facilities located on the Mining Properties.

“Projectco” has the meaning set forth in the recital of parties to this Agreement.

“Projectco Pledge” means the amended and restated Contract for Creation of a Security Interest in Shares (with respect to shares of Projectco issued to Guernseyco), (to be) executed by Guernseyco in favour of ABC, pursuant to which Guernseyco, as general and continuing collateral security for all of its Prepayment Obligations, pledges in favour of ABC all of the Capital Stock and any other interest in Projectco it legally or beneficially owns now or in the future and the entirety of its interest in Projectco.

“Projectco Mortgage in respect of Immoveable Assets” means the mortgage agreement (to be) executed by Projectco in favour of ABC pursuant to which Projectco grants ABC a security interest in all of its immovable property, including surface rights and the mining concessions, as general and continuing collateral security for all of its Prepayment Obligations.

“Projectco Pledge in respect of Moveable Assets” means the Preliminary Creation of Security Interest (to be) executed by Projectco in favour of ABC pursuant to which Projectco grants ABC a security interest in all of its processed minerals and other future movable assets, as general and continuing collateral security for all of its Prepayment Obligations.

“Projectco Security Documents” means the Projectco Pledge in respect of Moveable Assets and the Projectco Pledge in respect of Immoveable Assets.

“Purchase Money Security Interest” means any Lien on specific personal property acquired which is created, issued or assumed by any Rio Alto Group Member (including capital leases) solely to secure Indebtedness assumed by such Rio Alto Group Member as part of or issued or incurred to provide funds to pay the purchase price (including installation cost) of, or Capital Lease Obligations in respect of, such personal property that is limited to the property so acquired and is created, issued or assumed substantially concurrently with the acquisition or leasing of such property (or in connection with the extension, renewal, replacement or refinancing of such Indebtedness secured by an existing Purchase Money Security Interest, if the aggregate amount secured has not increased and the Lien continues to be limited to such property).

“Quotational Period” means [Redacted: time period].

“RALA Group” has the meaning set forth in the recital of parties to this Agreement.

“Representative” of any Person means any director, officer, employee, agent, legal counsel, accountant, financial advisor, expert, manager, consultant or other representative appointed, engaged or employed by such Person or holding a power or attorney granted to it by such Person.

“Request for Advance” means a request contemplated in Section 2.5.

“Responsible Officer” means, with respect to any Person, the chief executive officer, the president, the chief financial officer or the treasurer of such Person, or any other senior officer of such Person having substantially the same authority and responsibility.

“Rio Alto” has the meaning set forth in the recital of parties to this Agreement.

“Rio Alto Group” means, collectively, Rio Alto, Projectco and the Guarantors.

“Rio Alto Group Member” means any member of the Rio Alto Group.

“Rio Alto Group’s Business” means the business engaged in by the Rio Alto Group which is comprised of the Core Business and business activities incidental thereto, including but not limited to the establishment of a captive insurance business which Rio Alto may, directly or through any subsidiary, establish for purposes of funding any environmental, reclamation or other related or similar liabilities incurred in connection with the Project.

“Rio Alto GSA” means the general security agreement, executed by Rio Alto in favour of ABC and dated October 14, 2010, pursuant to which Rio Alto, as general and continuing collateral security for all of its Prepayment Obligations, grants ABC a security interest in all of its present and after-acquired personal property.

“Rio Alto Pledge” means the stock pledge agreement executed by Rio Alto in favour of ABC and dated October 14, 2010, pursuant to which Rio Alto, as general and continuing collateral security for all of its Prepayment Obligations, pledges in favour of ABC all of the Capital Stock and any other interest in Subco it legally or beneficially owns now or in the future and the entirety of its interest in Subco

“Rio Alto Security Documents” means, collectively, the Rio Alto GSA, the Guernseyco Pledge and the Subco Pledge.

“Sales Taxes” means sales, transfer, turnover or value added taxes of any nature or kind, including Canadian harmonized sales taxes, goods and services taxes and federal, state and provincial sales and excise taxes.

“Second Tranche” has the meaning set forth in Recital E to this Agreement.

“Second Tranche Delivery Amount” and “Second Tranche Delivery Amounts” have the meanings set out in Section 2.10(b).

“Second Tranche Delivery Day” has its meaning set out in Section 2.10(b).

“Senior Debt” means a principal amount of up to the Senior Debt Limit of Indebtedness received by any Rio Alto Group Member from a Senior Lender, the proceeds of which are used for the sole purpose of repaying in full Indebtedness under the Operating Loan Agreement.

“Senior Debt Limit” means [Redacted: limitation on Senior Debt].

“Senior Lender” means any lender advancing Senior Debt to a Rio Alto Group Member.

“Senior Liens” means Liens securing Senior Debt that rank pari passu with Liens granted to ABC.

“Solvent” means, when used with respect to a Person, that:

(a)	the fair saleable value of the Business Assets of such Person is in excess of the total amount of the current value of its liabilities (including for purposes of this definition all liabilities (including loss reserves), whether or not reflected on a balance sheet prepared in accordance with GAAP and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); or

(b)	such Person is able to pay its debts or obligations in the ordinary course as they mature; and

(c)	such Person would not be in violation of the “thin capitalization” rules in Peru,

and “Solvency” shall have a correlative meaning.

“Spot Price” means:

(a)	with respect to the pricing of Gold on any Business Day, the fixing price per troy ounce of Gold, quoted as the Comex (1st Position) Settlement Price on such Business Day; and

(b)	with respect to the pricing of Gold for any day which is not a Business Day, the Spot Price for Gold for the most recent and prior Business Day.

Unless specifically otherwise provided, each determination of the dollar value or amount of Gold under this Agreement shall be made at the Spot Price.

“Subco” means Rio Alto S.A.C., a company incorporated under the laws of Peru that is a wholly-owned subsidiary of Rio Alto.

“Subco GSA” means the Preliminary Creation of Security Interest over all the assets of Subco, (to be) executed by Subco in favour of ABC, pursuant to which Subco, as general and continuing collateral security for all of its Prepayment Obligations, grants ABC a security interest in all of its present and after-acquired personal property, excluding the Unrelated Interest.

“Subco Guarantee” means the unconditional guarantee, executed by Subco in favour of ABC and dated April 15, 2011, pursuant to which Subco, as general and continuing collateral security for all of its Prepayment Obligations, guarantees performance of all of the Prepayment Obligations of Rio Alto.

“Subco Pledge” means the amended and restated Contract for Creation of a Security Interest in Shares (with respect to shares of Subco issued to Rio Alto), (to be) executed by Rio Alto in favour of ABC, pursuant to which Rio Alto, as general and continuing collateral security for all of its Prepayment Obligations, pledges in favour of ABC all of the Capital Stock and any other interest in Subco it legally or beneficially owns now or in the future and the entirety of its interest in Subco.

“Subco Security Documents” means, collectively, the Subco Guarantee and the Subco GSA.

“Subsidiary” of any Person means any Person:

(a)	which is Controlled by such first Person; or

(b)	a majority of whose Voting Capital Stock, on a fully diluted basis, is owned beneficially or Controlled by such first Person.

For greater certainty, a Person shall be deemed to be a Subsidiary of another Person if it is a Subsidiary of a Person that is that other’s Subsidiary.

“Taxes” means all taxes of any kind or nature whatsoever including large corporation taxes, capital taxes, realty taxes (including utility charges which are collectible like realty taxes), business taxes, property transfer taxes, income taxes, Sales Taxes, custom duties, payroll taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future, by any Governmental Body of or within Canada, Peru, or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon.

“Threshold Amount” means [Redacted: threshold].

“United States” and “U.S.” each means the United States of America.

“Unrelated Interest” means the approximately [Redacted: number of hectares] hectares of land owned by Subco in Peru that is unrelated to the Project.

“Voting Capital Stock” means Capital Stock of a Person which carries voting rights or the right to Control such Person under any circumstances, provided that Capital Stock which carries the right to vote or Control conditionally upon the happening of an event shall not be considered Voting Capital Stock until the occurrence of such event and then only during the continuance of such right to vote or Control.

“Wholly-Owned Subsidiary” of a Person means any Subsidiary, all of the outstanding Capital Stock of which, shall at the time be owned (except for director’s qualifying shares) or Controlled, directly or indirectly, by such Person or one or more Wholly-Owned Subsidiaries of such Person, or by such Person and one or more Wholly-Owned Subsidiaries of such Person. A Person shall be deemed to be a Wholly-Owned Subsidiary of another Person if it is a Wholly-Owned Subsidiary of a Person that is that other’s Wholly-Owned Subsidiary.

1.2 Accounting Principles. Wherever in this Agreement reference is made to generally accepted accounting principles, such reference means generally accepted accounting principles consistent with International Financial Reporting Standards, from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, including those set out in the Handbook of the Canadian Institute of Chartered Accountants. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purposes of this Agreement and any other Prepayment Document, including the contents of any certificate to be delivered hereunder, such determination, consolidation or computation shall, unless the parties otherwise agree or the context otherwise require, be made in accordance with GAAP applied on a consistent basis.

1.3 Interpretation. In the Prepayment Documents, except to the extent the context otherwise requires:

(a)

any reference to an Article, a Section, a Schedule or an Exhibit is a reference to an article or Section thereof, or a schedule or an exhibit thereto, respectively, and to a Subsection or a clause is, unless otherwise stated, a reference to a Subsection or a clause of the Section or Subsection in which the reference appears;

(b)

the words “hereof,” “herein,” “hereto,” “hereunder” and the like mean and refer to this Agreement or any other Prepayment Document as a whole and not merely to the specific Article, Section, Subsection, paragraph or clause in which the respective word appears;

(c)	the meaning of defined terms shall be equally applicable to both the singular and plural forms of the terms defined;

(d)	the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation”;

(e)

references to agreements and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of the Prepayment Documents;

(f)

references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending, supplementing, interpreting or replacing the statute or regulation referred to;

(g)	any references to the obligations of the RALA Group provided for herein shall be construed as joint and several obligations of Rio Alto and Projectco;

(h)	any table of contents, captions and headings are for convenience of reference only and shall not affect the construction of this Agreement or any other Prepayment Document; and

(i)

in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

ARTICLE 2
THE ADVANCE AND REPAYMENT

2.1 Acknowledgement of Current Advances. Rio Alto and Projectco acknowledge that Advances in the aggregate amount of US$24,500,000 have been made by ABC to the RALA Group and each constitutes an Advance under the First Tranche. The parties acknowledge that the amount of US$500,000 (less the fees payable to the Escrow Agent estimated to be [Redacted:

fee amount]) remains in the Escrow Account and is available for Advance upon satisfaction of the conditions precedent in Section 3.1.

2.2 Advance of the Second Tranche. Upon satisfaction of the conditions precedent in Section 3.1, ABC agrees, on the terms and conditions hereinafter set forth, to advance to the RALA Group the Second Tranche of US$25,000,000, such Advance being made by:

(a)	payment to ABC of:

	(i)	an origination fee of US$750,000;

	(ii)	a deferral fee of US$312,500; and

	(iii)	a waiver fee equal to US$100,000; and

(b)	payment of the balance being US$23,837,500 to the RALA Group, or as they may otherwise direct.

2.3 Purposes of the Advance. The purposes of each Advance are to fund capital expenditure, exploration and development of the Project and related working capital requirements.

2.4 Release of Advance under First Tranche. Subject to the terms and conditions hereof (including, without limitation, the completion, to the satisfaction of ABC, of all conditions set out in Section 3.1 hereof), the RALA Group may make a Drawdown under the First Tranche by delivering a Drawdown Notice to ABC not less than five (5) Business Days prior to the date upon which a Drawdown is to be made, which Drawdown Notice must set out the aggregate Drawdown amount. The Drawdown Notice, once given pursuant to the provisions hereof, shall be irrevocable and shall oblige the RALA Group to take the action contemplated on the date specified therein.

2.5 Release of Advance under Second Tranche. Subject to the terms and conditions hereof (including, without limitation, the completion, to the satisfaction of ABC, of all conditions set out in Section 3.1 hereof), the RALA Group may request an Advance under the Second Tranche by delivering a Request for Advance to ABC not less than five (5) Business Days prior to the date upon which an Advance is to be made, which Request for Advance must set out the aggregate Advance amount. The Request for Advance, once given pursuant to the provisions hereof, shall be irrevocable and shall oblige the RALA Group to take the action contemplated on the date specified therein.

2.6 Obligations with Respect to Advances. Subject to the satisfaction of the conditions precedent set out in Section 3.1, ABC will cause the full amount specified in the Drawdown Notice or Request for Advance, as applicable, to be made available to the RALA Group pursuant to Section 2.4 and 2.5 above. The RALA Group and each Guarantor hereby agrees to indemnify and hold each of ABC and the Escrow Agent harmless from and against any claim made by any materialmen, contractors, subcontractors, workers or other Persons for work, services or materials done on or furnished to or placed on the Mining Properties or any part thereof, or employed in the construction, improvement, operation or equipping of the Project or in relation thereto, or for any debts or claims accruing to any such Persons of or against any Guarantor, Projectco or Rio Alto or any other Person or against the Collateral or any part thereof.

2.7 Evidence of Advance and any Deliveries. Each Advance shall be evidenced by an account maintained by ABC. ABC will provide Rio Alto with a monthly report on the Gold delivered by or on behalf of the RALA Group to date. The account maintained by ABC shall be conclusive, absent manifest error, of the amount of the Advance made by ABC to the RALA Group and any deliveries of Gold received in repayment of the Advance. Any failure so to record or any error in doing so shall not, however, limit or otherwise affect the obligation of the RALA Group hereunder to deliver the Gold with respect to the Advance and pay all amounts owing hereunder.

2.8 Senior Debt to be Pari Passu. ABC covenants and agrees to enter into an agreement with the Senior Lender, on terms satisfactory to the Senior Lender, acting reasonably, under which the Senior Liens are to rank pari passu with Liens granted in favour of ABC with respect to the Prepayment Obligations, provided always that all such Senior Liens shall only secure Senior Debt.

2.9 Discharge of Security Upon Delivery. The RALA Group shall repay or cause to be repaid the Advance to ABC in the manner set out in Section 2.10 and in any event, no later than the Final Delivery Date. When this Agreement has been terminated and all of the Prepayment Obligations have been met in full, ABC will, at Rio Alto’s sole expense, execute and deliver any termination statements, lien releases, mortgage or pledge releases, discharges of security interests, and other similar discharge or release documents (and, if applicable, in recordable form) as are reasonably necessary to release, as of record, ABC’s Liens and all notices of security interests and liens previously filed by ABC with respect to the Prepayment Obligations, including but not limited to a return of all pledged share certificates and other original documents delivered under or in respect of the Collateral Documents.

2.10 Gold Deliveries.

(a)

First Tranche Deliveries. In respect of the First Tranche, the RALA Group shall repay or cause to be repaid the Advance in Gold in an amount equal to 36,800 troy ounces multiplied by a fraction, the numerator of which is aggregate amount of all Drawdowns made by the RALA Group from the Escrow Account and the denominator of which is US$25,000,000, subject to adjustment under this Section 2.10. Deliveries of Gold to ABC shall be made in instalments (each, a “First Tranche Delivery Amount” and collectively, the “First Tranche Delivery Amounts”) due and deliverable on each of the following days (each, a “First Tranche Delivery Day”) in the following manner:

	(i)	575 troy ounces of Gold on the first Business Day of each of the 16 consecutive months commencing on July 1, 2011; and

	(ii)	1,150 troy ounces of Gold on the first Business Day of each of the next 24 consecutive months,

unconditionally in full without set-off, counterclaim or, to the extent permitted by applicable law, other defence, and free and clear of, and without reduction for or on account of, any present and future taxes or withholdings, and all liabilities with respect thereto.

(b)

Second Tranche Deliveries. In respect of the Second Tranche, the RALA Group shall repay or cause to be repaid the Advance in Gold in an amount equal to 24,512 troy ounces multiplied by a fraction, the numerator of which is aggregate amount of all Advances made by the RALA Group in respect of the Second Tranche and the denominator of which is US$25,000,000, subject to adjustment under this Section 2.10. Deliveries of Gold to ABC shall be made in instalments of 790.71 troy ounces of Gold (each, a “Second Tranche Delivery Amount”, and collectively, the “Second Tranche Delivery Amounts”) due and deliverable on the first Business Day of each of the 31 consecutive months commencing April 1, 2012 (each, a “Second Tranche Delivery Day”), unconditionally in full without set-off, counterclaim or, to the extent permitted by applicable law, other defence, and free and clear of, and without reduction for or on account of, any present and future taxes or withholdings, and all liabilities with respect thereto.

(c)	Gold Credit. On each Delivery Day, the RALA Group is entitled to reduce the Delivery Amount due and payable on such date,

	(i)	by 5% if the applicable Gold Price on such date is above US$1,250 per troy ounce;

	(ii)	by a further 5% (for an aggregate reduction of 10%), if the applicable Gold Price on such date is above US$1,350 per troy ounce; and

(iii)

by a further 5% (for an aggregate reduction of 15%), if the applicable Gold Price on such date is above US$1,450 per troy ounce, and in any event, the RALA Group is not entitled to reduce any Delivery Amount by more than 15%.

(d)	Gold Penalty. On each Delivery Day, the RALA Group is liable to increase the Delivery Amount due and payable on such date,

	(i)	by 5%, if the applicable Gold Price on such date is below US$1,150 per troy ounce;

	(ii)	by a further 5% (for an aggregate increase of 10%), if the applicable Gold Price on such date is below US$1,050 per troy ounce; and

(iii)

by a further 5% (for an aggregate increase of 15%), if the applicable Gold Price on such date is below US$950 per troy ounce, and in any event, the RALA Group is not liable to increase any Delivery Amount by more than 15%.

(e)	Places of Shipment and Delivery of Gold. Each delivery of Gold to be made by or on behalf of the RALA Group to ABC under this Agreement shall be made no later than noon in London or such later time as ABC may notify Rio Alto, at the BBB Account, and all shipping, insurance, and other costs related to any such delivery shall be paid for by the RALA Group. Any delivery made later than such deadline shall be deemed to have been made at 9:00 a.m. London time the next Business Day thereafter. For greater certainty, the BBB Account is in the name of [Redacted: name of account], and any delivery of Gold to [Redacted: name of account] in the manner provided in this Agreement shall be deemed to be delivery to ABC.

(f)

Extension. Whenever any delivery hereunder shall be stated to be due, or whenever any date specified hereunder would otherwise occur on a day other than a Business Day, then, except as otherwise provided herein, such delivery shall be made, on the next succeeding Business Day.

(g)

Application. After the exercise of remedies provided for in Section 7.2 (or after the Advance has automatically become immediately due and deliverable as set forth in Section 7.2), each delivery or payment by or on behalf of the RALA Group hereunder shall, unless a specific determination is made by ABC with respect thereto, be applied:

	(i)	first, to any costs, expenses and other amounts (other than outstanding Delivery Amounts) due ABC;

	(ii)	second, to the outstanding Delivery Amounts due ABC.

(h)	Certain Costs. The RALA Group shall, upon demand, pay any costs and expenses incurred by ABC as a result of any delivery of Gold other than as provided herein.

(i)

Immediate Delivery Upon Occurrence of Certain Events. The RALA Group shall, within thirty (30) days, deliver all outstanding Delivery Amounts, or the cash equivalent thereof, upon the occurrence of any of the following:

	(i)	Upon any Change of Control with respect to Rio Alto, Projectco or a Guarantor; or

(ii)

If, at any time prior to the Final Delivery Date, Rio Alto shall cease to own, directly or indirectly, the record and beneficial ownership of all of the issued and outstanding shares of capital stock and other equity or voting interests in Projectco or a Guarantor.

2.11 Voluntary Predelivery. Notwithstanding any term of this Agreement to the contrary, the RALA Group may at any time deliver the outstanding Delivery Amounts, in whole or in part, in Gold or the cash equivalent thereof, without notice, bonus or penalty. Any predelivery of a Delivery Amount that is not satisfied by delivery of Gold shall be paid in cash and credited by multiplying the number of troy ounces of Gold remaining to be delivered by or on behalf of the RALA Group under Section 2.10(a) and 2.10(b) hereof by the Spot Price, and paying the resulting amount in US dollars to ABC. Such predeliveries will be subject to the adjustments set out in Subsections 2.10(c) and 2.10(d) hereof and shall be credited against the next following Delivery Amounts coming due.

2.12 Right of Set-Off. ABC hereby is authorized at any time and from time to time, without notice to the RALA Group (any such notice being expressly waived by the RALA Group), to set off and apply any obligations or indebtedness at any time owing by ABC to the RALA Group against any and all of the Prepayment Obligations now or hereafter existing, irrespective of whether or not ABC shall have made any demand under this Agreement or any such other Prepayment Document and although such Prepayment Obligations may be unmatured. ABC agrees promptly to notify the RALA Group after any such set-off and application made by ABC; provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of ABC under this Section 2.12 are in addition to other rights and remedies (including other rights of set-off) which ABC may have.

2.13 Effect and Remedy of Force Majeure Event: The RALA Group shall use commercially reasonable efforts to remedy or cause to be remedied an event of Force Majeure or the causes thereof and shall resume performance as soon as reasonably possible.

(a)

If a Force Majeure event arises under any of subsections (c), (d) or (e) of the definition of Force Majeure and the RALA Group provides notice of such Force Majeure event to ABC, then the outstanding gold delivery obligations of the RALA Group under Section 2.10 of this Agreement shall be suspended for a period of up to:

(i)

30 days following the date of the next delivery coming due under Section 2.10 of this Agreement (which for greater certainty, shall be determined after accounting for any prepayments or pre-deliveries of Gold made in advance of their due dates under Section 2.11), without penalty,

(ii)

an additional 30 days following the expiry of the 30 day period referred to in Section 2.13(a)(b)(ii), without penalty, provided the RALA Group will be required to increase the Delivery Amount in respect of the delivery missed during such additional 30 day period by 3%;

and provided further that the amount of Gold not delivered during the period of such suspension, together with any increases to the Delivery Amounts pursuant to Section 2.13(a)(ii) shall be added, pro rata, to the remaining deliveries. Failure to remedy the Force Majeure event within the foregoing 60 day period will constitute an Event of Default under this Agreement.

(b)

If a Force Majeure event arises under any of subsections (a), (b) (f) or (g) of the definition of Force Majeure, and the RALA Group provides notice of such Force Majeure event to ABC, then the outstanding gold delivery obligations of the RALA Group under Section 2.10 of this Agreement shall be suspended for a period of up to:

(i)

30 days following the date of the next delivery coming due under Section 2.10 of this Agreement (which for greater certainty, shall be determined after accounting for any prepayments or pre-deliveries of Gold made in advance of their due dates under Section 2.11), without penalty;

(ii)

an additional 30 days following the expiry of the 30 day period referred to in Section 2.13(b)(i), without penalty, provided that the RALA Group will be required to increase the Delivery Amount in respect of the delivery missed during such additional 30 day period by 3%; and

(iii)

an additional 60 days following the expiry of the 30 day period referred to in Section 2.13(b)(ii), without penalty, provided the RALA Group will be required to increase the Delivery Amount in respect of the delivery missed during such additional 30 day period by 10%;

and provided further that the amount of Gold not delivered during the period of such suspension, together with any increases to the Delivery Amounts pursuant to Sections 2.13(b)(ii) or 2.13(b)(iii) shall be added, pro rata, to the remaining deliveries. Failure to remedy the Force Majeure event within the foregoing 120 day period will constitute an Event of Default under this Agreement.

ARTICLE 3
CONDITIONS PRECEDENT

3.1 Conditions Precedent to Releases under First Trance and Second Tranche. On or before the release of an Advance under Section 2.4 or Section 2.5 above, the following conditions shall be satisfied by the RALA Group to the satisfaction of ABC:

(a)	Notice. The RALA Group shall provide, as applicable,

(i)

a Drawdown Notice complying with the terms of Section 2.4, together with an irrevocable direction from the RALA Group to pay out of the Drawdown the Escrow Agent’s fee, if applicable, and all other unpaid fees required to be paid hereunder; or

	(ii)	a Request for Advance complying with the terms of Section 2.5.

(b)

Authorizations. On or before June 20, 2012, ABC shall have received the following, in form and substance satisfactory to it: (i) evidence that all (A) Authorizations, permits or approvals of any Governmental Body, and (B) approvals or consents of any other Person, required in connection with the execution, delivery and performance of the Prepayment Documents shall have been obtained.

(c)

Searches and Confirmation of Registration of Previously Registered Security. ABC shall have received, in form and substance satisfactory to it, results of such Lien searches as it shall reasonably request, confirming that all filings, registrations and recordings have been made in the appropriate governmental offices, and all other action has been taken, which shall be necessary to create, in favour of ABC, a perfected first priority Lien on all Collateral subject to previously registered security, which for greater certainty shall exclude all security referred to in Section 4.1 and Section 4.2 to be registered after the Closing Date, subject only to Permitted Liens, and that no Liens have been registered against such Collateral since the date of the previous Advance.

(d)	Discharges. ABC shall have received discharges of all Liens other than Permitted Liens as it reasonably requires, each in form and substance satisfactory to ABC.

(e)	Labour Matters. ABC shall have received evidence, in form and substance satisfactory to it acting reasonably, that any labour interruptions affecting the Project have been resolved.

ARTICLE 4
CONDITIONS SUBSEQUENT

4.1 Conditions Subsequent to be satisfied on or before June 20, 2012. On or before June 20, 2012, the Rio Alto Group shall provide the following to ABC:

(a)

Subco Pledge and Projectco Pledge. Executed counterparts of the Subco Pledge and the Projectco Pledge, each of which shall be originals unless otherwise specified, each properly executed by a Responsible Officer (or his or her authorized designee), and each in form and substance satisfactory to ABC and its legal counsel.

(b)

Registration of Subco Pledge and Projectco Pledge. Evidence that all filings, registrations and recordings have been made in all appropriate governmental offices, and all other action has been taken, which shall be necessary to create, in favour of ABC, a perfected first priority Lien in respect of the Subco Pledge and Projectco Pledge.

4.2 Conditions Subsequent to be satisfied on or before June 20, 2012. On or before June 20, 2012, the Rio Alto Group shall provide the following to ABC:

(a)

Projectco Security Documents and Subco GSA. Executed counterparts of the Projectco Security Documents and the Subco GSA, each of which shall be originals unless otherwise specified, each properly executed by a Responsible Officer (or his or her authorized designee), and each in form and substance satisfactory to ABC and its legal counsel.

(b)

Registration of Projectco Security Documents and Subco GSA. Evidence that all filings, registrations and recordings have been made in all appropriate governmental offices, and all other action has been taken, which shall be necessary to create, in favour of ABC, a perfected first priority Lien on all Collateral subject to the Projectco Security Documents and Subco GSA, subject only to Permitted Liens.

(c)	Legal Opinions. An opinion of Peruvian legal counsel to Subco and Projectco, opining as to:

	(i)	the due authorization, execution, delivery and enforceability of the Prepayment Documents as they relate to Subco and Projectco; and

	(ii)	ownership of Projectco by Guernseyco,

in form and substance satisfactory to ABC.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of Rio Alto. Rio Alto represents and warrants to ABC that, except as set forth in the Disclosure Letter:

(a)	Organization and Powers. Each Rio Alto Group Member is:

(i)

duly organized or formed, as the case may be, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, and has all requisite power and authority to execute, deliver and perform its obligations under the Prepayment Documents; and

	(ii)	qualified to do business and is in good standing in each jurisdiction in which the failure so to qualify or be in good standing would result in a Material Adverse Effect; and

	(iii)	has all requisite power and authority to own its assets and carry on its business.

(b)

Authorization; No Conflict. The execution, delivery and performance by each respective Rio Alto Group Member of the Prepayment Documents to which it is a party have been duly authorized by all necessary action of such Rio Alto Group Member and do not and will not:

(i)

contravene the terms of the Organic Documents of such Rio Alto Group Member, or result in a breach of or constitute a default under any material lease, instrument, contract or other agreement to which such Rio Alto Group Member is a party or by which it or its properties may be bound or affected;

	(ii)	violate any provision of any law, rule, regulation, order, judgment, decree or the like binding on or affecting such Rio Alto Group Member; or

(iii)

except as contemplated by this Agreement, result in, or require, the creation or imposition of any Lien upon or with respect to any of the properties, assets or revenues of the such Rio Alto Group Member.

(c)

Binding Obligation. The Prepayment Documents constitute, or when delivered under this Agreement will constitute, legal, valid and binding obligations of each Rio Alto Group Member that is a party thereto, enforceable against each such respective Rio Alto Group Member in accordance with their respective terms.

(d)

Consents. No authorization, consent, approval, license, exemption of, or filing or registration with, any governmental agency or authority, or approval or consent of any other Person, is required for the due execution, delivery or performance by each Rio Alto Group Member of any of the Prepayment Documents to which it is a party, except for recordings or filings in connection with the perfection of the Liens on the Collateral in favour of ABC.

(e)

No Defaults. No Rio Alto Group Member is in default under any material contract, lease, agreement, judgment, decree or order to which it is a party or by which it or its properties may be bound where such default would be reasonably likely to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Prepayment Document.

(f)

Litigation. There are no actions, suits or proceedings pending or, to the best of Rio Alto’s knowledge, threatened against or affecting any Rio Alto Group Member or the properties of any Rio Alto Group Member before any governmental agency or authority or arbitrator which could reasonably be expected to have a Material Adverse Effect.

(g)

Financial Statements; Projections. All consolidated financial statements of each Rio Alto Group Member delivered to ABC are complete and correct and fairly present the respective financial condition of such company as at the times and for the periods covered by such statements, in each case in accordance with GAAP, subject, in the case of any unaudited financial statements, to normal year-end adjustments and any absence of notes. Since the most recent date of such financial statements, there has been no Material Adverse Effect. All financial projections and forecasts delivered to ABC represent Rio Alto’s best estimates and assumptions as to future performance, which Rio Alto believes to be fair and reasonable as of the time made in the light of current and reasonably foreseeable business conditions.

(h)

Liabilities. No Rio Alto Group Member has any material liabilities, fixed or contingent, that are not reflected in the consolidated financial statements referred to in Subsection (g), in the notes thereto or otherwise disclosed in writing to ABC, other than liabilities arising in the ordinary course of business since the date of such financial statements.

(i)

Taxes. Except in respect of any Taxes imposed which the respective Rio Alto Group Member, as the case may be, have disputed in good faith and are diligently proceeding with all such appeals or other legal proceedings as may be available to them in respect thereof and which could not reasonably be expected to have a Material Adverse Effect and each Rio Alto Group Member has:

(i)	delivered or caused to be delivered all returns for income taxes, Sales Taxes and other Taxes which are now due to the appropriate Governmental Body;

(ii)	paid and discharged all Taxes payable by it when due;

(iii)	made provision for appropriate amounts in respect of any Taxes likely to be exigible in accordance with GAAP;

(iv)	withheld and collected all Taxes required to be withheld and collected by it and remitted such Taxes to the appropriate Governmental Body; and

(v)	paid and discharged all Potential Preferred Claims when due;

and no assessment or appeal is, to its knowledge, being asserted or processed with respect to such returns, Taxes or claims.

(j)

Insurance. The properties of each Rio Alto Group Members are insured, with financially sound and reputable insurance companies (not Affiliates of Rio Alto), in such amounts, with such deductibles and covering such risks as is customarily carried by companies engaged in similar businesses and owning similar properties in the localities where such Rio Alto Group Member operates.

(k)

Title to Collateral; Liens. The Rio Alto Group Members have good and marketable title to, or valid and subsisting leasehold interests in, their properties and assets, including all property forming a part of the Collateral, and there is no Lien upon or with respect to any of such properties or assets, including any of the Collateral, except for Permitted Liens. Without limiting the foregoing, Rio Alto further represents and warrants that:

	(i)	Rio Alto, Projectco and the Guarantors own, lease and hold all of the Collateral encumbered by any of the Collateral Documents;

	(ii)	the Mining Properties comprise all of the mineral or surface interests held by Projectco in respect of the Project;

	(iii)	other than the Mining Properties, there are no mineral or surface interests necessary or useful to the Project or its development;

	(iv)	none of the Mining Properties are subject to reservations or superior rights or claims of any other Person; and

	(v)	none of the Permitted Liens could have a Material Adverse Effect on the ability of the Rio Alto Group, or any one or more of them, to enjoy the anticipated benefits of said Mining Properties.

(l)	Ownership of Project Assets. Projectco owns and has good and marketable title to or has a right to acquire all of the Mining Properties, which Mining Properties comprise the Project.

(m)

Compliance With Laws. Each Rio Alto Group Member is in compliance with all other material laws, rules, regulations, orders and decrees which are applicable to it or its properties, except to the extent such failure could not reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing, each of Rio Alto Group Member is in material compliance with all applicable Environmental Laws, and there are no actions, suits, claims, notices of violation, hearings, investigations or proceedings pending or, to the best of Rio Alto’s knowledge, threatened against or affecting any Rio Alto Group Member with respect to the ownership, use, maintenance and operation of any Rio Alto Group Member’s properties, relating to any applicable Environmental Laws, where any adverse determination with respect thereto or liability imposed therein could reasonably be expected to result in a Material Adverse Effect and such adverse determination is reasonably anticipated.

(n)	Subsidiaries. Rio Alto’s only Subsidiaries are Guernseyco, Subco and Projectco, each of which is directly or indirectly wholly-owned by Rio Alto. Rio Alto has no other equity interest in any Person.

(o)	Solvency. Each of Rio Alto Group Member is Solvent.

(p)

Disclosure. None of the representations or warranties made by Rio Alto in the Prepayment Documents (including, without limitation, the Disclosure Letter) as of the date of such representations and warranties, and none of the statements contained in any other information with respect to a Rio Alto Group Member, including each exhibit or report, furnished by or on behalf of Rio Alto to ABC in connection with the Prepayment Documents, contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they are made, not misleading.

(q)	Earn-in. The Option Agreement is fully completed and neither IAMGOLD nor any of its Affiliates have any interest in the Project or Projectco and the Governance Agreement is no longer in effect.

ARTICLE 6
COVENANTS

6.1 Reporting Covenants. So long as any of the Prepayment Obligations shall remain unpaid, Rio Alto agrees that:

(a)	Financial Statements and Other Reports. Rio Alto shall furnish to ABC:

	(i)	as soon as available but no later than:

(A)

45 days after the end of each of the first three fiscal quarters of any year (75 days in respect of the fiscal quarter ended August 31, 2011), quarterly unaudited consolidated financial statements; and

(B)

90 days after the end of each fiscal year, an audited consolidated financial statement, all certified by a Responsible Officer of Rio Alto as being complete and correct and fairly presenting the financial condition and the results of Rio Alto and its Subsidiaries’ operations, and to the best of Rio Alto’s ability, the operations of Projectco, in all material respects;

(ii)

simultaneously with the delivery of each set of financial statements referred to in clause (i), a certificate of a Responsible Officer of Rio Alto in form and substance satisfactory to ABC stating whether any Default or Event of Default exists on the date of such certificate, and if so, setting forth the details thereof and the action which Rio Alto is taking or proposes to take with respect thereto; and

(iii)

a Monthly Development and Progress Report (provided however, if Rio Alto’s quarterly management, discussion and analysis contains the information required by the Monthly Development and Progress Report then Rio Alto may use its management, discussion and analysis and any additional report containing actual expenditures measured against the then current budget as the Monthly Development and Progress Report).

(b)	Additional Information. Rio Alto shall furnish to ABC:

	(i)	promptly after Rio Alto has knowledge or becomes aware thereof, notice of the occurrence of any Default or Event of Default;

(ii)

prompt written notice of all actions, suits and proceedings before any governmental agency or authority or arbitrator pending, or to the best of Rio Alto’s knowledge, threatened against or affecting Rio Alto Group Member or the Project, including any actions, suits, claims, notices of violation, hearings, investigations or proceedings pending, or to the best of Rio Alto’s knowledge, threatened against or affecting any Rio Alto Group Member, or with respect to the ownership, use, maintenance and operation of their respective properties, relating to Environmental Laws, which:

	(A)	involve an aggregate liability equal to the Threshold Amount or more; or

	(B)	otherwise may have a Material Adverse Effect;

(iii)	prompt written notice of any other condition or event which has resulted, or that could reasonably be expected to result, in a Material Adverse Effect;

(iv)	promptly after the same are released, copies of all press releases; and

(v)

such other statements, lists of property and accounts, budgets, forecasts, projections, reports, or other information respecting the operations, properties, business or condition (financial or otherwise) of Rio Alto, Projectco or the Guarantors (including with respect to the Collateral) as ABC may from time to time reasonably request.

Each notice pursuant to clauses (i) through (iv) of this Subsection (b) shall be accompanied by a written statement by a Responsible Officer of Rio Alto setting forth details of the occurrence referred to therein.

6.2 Affirmative Covenants. So long as any of the Prepayment Obligations shall remain unpaid, the Rio Alto Group Members shall duly perform and comply with, and (where the context so admits) each of the following affirmative covenants:

(a)

Preservation of Existence, Etc. The Rio Alto Group Members shall maintain in good standing and full force and effect its legal existence in its present jurisdiction of incorporation, continuance or formation and obtain, maintain and preserve the Authorizations, registrations, legal capacity, rights and qualifications necessary to carry on its Business Affairs and own its Business Assets in each jurisdiction in which it carries on business or any of its Business Assets are located, except as otherwise agreed to in writing by ABC.

(b)

Payment of Taxes and Claims. Except in respect of any amounts which any Rio Alto Group Member may have disputed in good faith and is diligently proceeding with all such appeals or other legal proceedings as may be available to it in respect thereof and which could not reasonably be expected to have a Material Adverse Effect, Rio Alto, Projectco and the Guarantors shall:

	(i)	pay and discharge all lawful claims for labour, material, supplies and services when due;

	(ii)	deliver or cause to be delivered all returns in respect of income taxes, Sales Taxes and other Taxes when they are due to the appropriate Governmental Body;

	(iii)	punctually pay and discharge all Taxes payable by them when due;

(iv)	make provision for appropriate amounts in respect of any Taxes likely to be exigible in accordance with GAAP;

(v)	withhold and collect all Taxes required to be withheld and collected by it and remit such Taxes to the appropriate Governmental Body when due in the manner required by Applicable Law;

(vi)	pay and discharge all Potential Preferred Claims when due; and

(vii)	pay and discharge all Indebtedness, as and when due and payable, but subject to any subordination provisions contained in any instrument or agreement evidencing such Indebtedness.

(c)

Maintenance of Insurance. The Rio Alto Group Members shall carry and maintain in full force and effect, at its own expense and with financially sound and reputable insurance companies (not Affiliates of Rio Alto), insurance in such amounts, with such deductibles and covering such risks as is customarily carried by companies engaged in the same or similar businesses and owning similar properties in the localities where a Rio Alto Group Member operates, naming ABC as additional insured.

(d)

Keeping of Records and Books of Account. The Rio Alto Group Members shall keep adequate records and books of account, in which complete entries will be made in accordance with GAAP, reflecting all material financial transactions of each Rio Alto Group Member.

(e)

Inspection Rights. The Rio Alto Group Members shall permit ABC or any of its agents or representatives, at any reasonable time, during normal business hours and on not less than three Business Days notice, and from time to time (but no more often than once in any four (4) week period, except if an Event of Default has occurred and is continuing):

	(i)	to visit and inspect the Project to examine the records and books of account of each Rio Alto Group Member;

	(ii)	to discuss the business affairs, finances and accounts of each Rio Alto Group Member with any of the officers, employees or accountants of them; and

	(iii)	to conduct periodic audits of the Collateral at such frequencies as ABC shall deem appropriate,

provided that in each case, audits shall occur during normal business hours and on not less than three Business Days notice (but no more often than once in any four (4) week period, except if an Event of Default has occurred and is continuing), and during such visit, inspection or audit, ABC shall take reasonable steps to ensure that no Rio Alto Group Member’s business is interrupted. Rio Alto will pay for ABC’s costs and expenses to visit, inspect or audit the Project or

Collateral once per calendar year (the “Paid Visit”) and ABC will be responsible for any additional costs and expenses that it incurs to visit, inspect or audit the Project or Collateral which are in addition to the Paid Visit.

(f)	Compliance with Laws, Etc. The Rio Alto Group Members shall comply in all material respects with the requirements of all Applicable Laws.

(g)

Maintenance of Business Assets, Etc. The Rio Alto Group Members shall maintain and preserve all of its Business Assets necessary or useful in the proper conduct of its Business Affairs in good working order and condition in accordance with the general practice of other Persons of similar character and size, ordinary wear and tear excepted.

(h)

Licenses. The Rio Alto Group Members shall obtain and maintain all licenses, authorizations, consents, filings, exemptions, registrations and other governmental approvals of any governmental agency or authority necessary in connection with the execution, delivery and performance of the Prepayment Documents, the consummation of the transactions therein contemplated or the operation and conduct of its business and ownership of its properties.

(i)	Use of Proceeds. The Rio Alto Group Members shall use the proceeds of any Advance or Drawdown solely for the advancement of the Project.

(j)	Contracts. The Rio Alto Group Members shall comply with all material obligations under each of the Collateral Documents and the Gold Purchase Agreement.

(k)	Additional Collateral. Prior to creating any new Subsidiaries, Rio Alto shall, and shall cause each of its Subsidiaries to:

(i) obtain the consent of ABC, not to be unreasonably withheld, in respect of the creation of such Subsidiary; and

(ii) to the extent requested by ABC, pledge the shares of such Subsidiary in favour of ABC; and

(iii)

to the extent requested by ABC, grant to ABC a Lien, on any real estate or Mining Properties acquired by such Subsidiary which is not subject to a Lien in favour of ABC. Each such Lien executed by Rio Alto or such Subsidiary shall be in substantially the same form as the Collateral Documents (as applicable).

(l)

Further Assurances and Additional Acts. The Rio Alto Group Members shall execute, acknowledge, deliver, file, notarize and register at its own expense all such further agreements, instruments, certificates, documents and assurances and perform such acts as ABC shall deem necessary or appropriate to effectuate the purposes of the Prepayment Documents, and promptly provide ABC with evidence of the foregoing satisfactory in form and substance to ABC.

(m)	Material Project Agreements: The Rio Alto Group Members shall:

(i)

at all times be in compliance in all material respects with all of its covenants, agreements and obligations in, and diligently enforce all its material rights under, all Material Project Agreements to which it is a party;

(ii)

not alter, amend or waive in any respect any of its rights under or permit any termination, surrender or alteration in any material respect of any rights under any Material Project Agreement to which it is a party or enter into any Material Project Agreement except with the prior written consent of ABC, and for such purpose the Rio Alto Group Members shall deliver such information as ABC may reasonably require to determine whether or not their consent should be given; and

	(iii)	immediately provide ABC with copies of all correspondence received in relation to any of the Material Project Agreements.

(n)

Default under Material Project Agreements: Rio Alto shall forthwith following receipt thereof, provide a copy to ABC of any and all notices of claim of any material default or breach under any Material Project Agreement or of the occurrence of any condition entitling any party to terminate its obligations thereunder and of any amendments made to any of the Material Project Agreements or any additions thereto as may be consented to by ABC.

(o)	Notices: Rio Alto shall promptly give written notice to ABC:

(i)

of any dispute pertaining to the Collateral or the Project which may exist between Rio Alto or Projectco and any Governmental Body or of any requirement of any Governmental Body which, in each case, would, or might reasonably be expected to, have a Material Adverse Effect on the Collateral or the Project;

	(ii)	of any labour controversy which could have a Material Adverse Effect on the construction or operation of the Project;

(iii)

of any other matter which has resulted or is reasonably likely to result in a Material Adverse Change to the construction or operation of the Project or which adversely affects the business, properties, assets, obligations, operations or prospects of Rio Alto, Projectco or the Guarantors, in relation to the Collateral or the Project;

(iv)

of any circumstance of which Rio Alto has notice or is aware which could result in a material breach of, termination of, default or non-performance by any party under any of the Material Project Agreements or any permit and which would materially adversely affect the construction or operation of the Project;

(v)

except for ordinary course wear and tear, of any damage to or destruction of any property, real or personal, which forms part of the Collateral, which might give rise to an insurance claim, if the cost of any repairs to or replacement of such assets exceeds [Redacted: threshold amount];

(vi)

of any instrument of which Rio Alto has notice or is aware that is registered against title to the Collateral other than Permitted Liens, and which could have a Material Adverse Effect on the Collateral or ABC's priority of security thereof, and provide to ABC a true copy of such instrument;

(vii)

of any notice of expropriation with respect to the Project or any part thereof, such notice to be delivered forthwith upon Rio Alto’s receipt of notice of such proceedings and Rio Alto hereby covenants and agrees that no claim in respect of any such expropriation shall be compromised or settled by Rio Alto or any of its Affiliates without the prior written consent of ABC;

(viii)	of any sanctions applied by any Governmental Authority against Rio Alto or any of its Affiliates or the Collateral;

(ix)

of the occurrence of a Force Majeure event at such time as Rio Alto determines that such Force Majeure event will prevent Rio Alto from fulfilling its gold delivery obligations under Section 2.10 and that Rio Alto wishes to rely on Section 2.13 to suspend such gold deliveries, describing in detail the effects of such Force Majeure event on the construction or operation of the Project, the action which the Rio Alto Group Members intend to take to remedy such Force Majeure event and the estimated date when such Force Majeure event is anticipated to be remedied, will cease to impair the construction or operation of the Project and will permit Rio Alto to resume its gold deliveries under Section 2.10;

(x)	of the cessation of any Force Majeure event; and

(xi)

of such other information respecting the business, properties, condition or operation of Rio Alto relating to the Collateral as ABC, acting reasonably, may from time to time request in order to determine compliance with or otherwise in connection with the administration or enforcement of this Agreement or any Prepayment Document.

6.3 Negative Covenants. So long as any of the Prepayment Obligations shall remain unpaid, the Rio Alto Group Members shall duly perform and comply with, and (where the context so admits) each of the following negative covenants, provided however, that nothing in this Section 6.3 shall prevent or prohibit any Rio Alto Group Member from establishing a captive insurance business through a direct or indirect Subsidiary of Rio Alto for purposes of funding any environmental, reclamation or other related or similar liabilities incurred in connection with the Project:

(a)	Liens; Negative Pledges. Except with the prior written consent of ABC which consent may be withheld in its sole discretion, the Rio Alto Group Members shall not:

	(i)	create, incur, assume or suffer to exist any Lien upon or with respect to any of its Business Assets, whether now owned or hereafter acquired, other than Permitted Liens;

	(ii)	enter into any agreement prohibiting the creation or assumption of any Lien upon any of its properties, revenues or assets, whether now owned or hereafter acquired; or

	(iii)	allow the Permitted Liens, whether individually or in aggregate, to secure an aggregate value then due which would constitute a Material Adverse Effect on the Rio Alto Group’s Business.

(b)	Change in Nature of Business. Except with the prior written consent of ABC which consent may be withheld in its sole discretion, the Rio Alto Group Members shall not:

	(i)	change the nature of the Rio Alto Group’s Business; or

	(ii)	cease to carry on the Rio Alto Group’s Business, or any substantial part thereof; or

	(iii)	engage in any new business that is not the Rio Alto Group’s Business.

(c)

Restrictions on Fundamental Changes. Except with the prior written consent of ABC which consent may be withheld in its sole discretion, the Rio Alto Group Members shall not merge with or consolidate into, or acquire all or substantially all of the assets of, any Person other than a merger between Rio Alto or a Subsidiary of Rio Alto with another Subsidiary of Rio Alto.

(d)	Sales of Assets. The Rio Alto Group Members shall not, without the consent of ABC such consent not to be unreasonably withheld:

(i)

sell, lease, transfer, or otherwise dispose of, or part with control of (whether in one transaction or a series of transactions) any assets forming any part of the Collateral (including any shares of stock in any Subsidiary or other Person), except sales or other dispositions of assets in the ordinary course of business or which have become obsolete or worn out in the ordinary course of business; or

	(ii)	enter into any joint venture or minority interest development arrangement with any other Person with respect to such assets.

(e)	Distributions. Except with the prior written consent of ABC which consent may be withheld in its sole discretion, Rio Alto shall not permit any of its Subsidiaries to:

(i)

declare or pay any dividends in respect of such Subsidiary’s capital stock, or purchase, redeem, retire or otherwise acquire for value any of such Subsidiary’s capital stock now or hereafter outstanding, return any capital to its shareholders as such, or make any distribution of assets to its shareholders as such; or

(ii)

grant or otherwise agree to or suffer to exist any consensual restrictions on the ability of such Subsidiary to pay dividends and make other distributions to Rio Alto, or to pay any Indebtedness owed to Rio Alto or transfer properties and assets to Rio Alto.

(f)

Loans and Investments. Except with the prior written consent of ABC, not to be unreasonably withheld, the Rio Alto Group Members shall not purchase or otherwise acquire the capital stock or other equity interests, assets (constituting a business unit), obligations or other securities of or any interest in any Person, or otherwise extend any credit to, guarantee the obligations of or make any additional investments in any Person, other than in connection with short term, investment grade money market instruments, in accordance with Rio Alto’s usual and customary treasury management policies.

(g)

Transactions with Related Parties. Except with the prior written consent of ABC which consent may be withheld in its sole discretion, the Rio Alto Group Members shall not, directly or indirectly, enter into any transaction with any Affiliate which is on terms less favourable to Rio Alto or any such Subsidiary than would be obtained in an arm’s length transaction with a non-affiliated Person.

(h)

Amendments of Organic Documents. Except with the prior written consent of ABC which consent may be withheld in its sole discretion, the Rio Alto Group Members shall not agree to or permit any amendment, modification or waiver of any Organic Documents that would be inconsistent with the terms of any of the Prepayment Documents.

(i)

Limitation on Indebtedness. Except with the prior written consent of ABC which consent may be withheld in its sole discretion, the Rio Alto Group Members shall not create, assume, incur, otherwise become liable upon or permit to exist more than [Redacted: sensitive business information] of aggregate principal amount Indebtedness, other than Indebtedness secured by any Permitted Lien described in clauses (d), 1.1(h) and (i) of the definition of “Permitted Liens”.

ARTICLE 7
EVENTS OF DEFAULT

7.1 Events of Default. Any of the following events which shall occur shall constitute an “Event of Default”:

(a)

Delivery or Payments. The RALA Group shall fail to deliver Gold when due in repayment of the Advance or fail to pay any other amount payable under any of the Prepayment Documents, and such failure continues for a period of 5 days from the date of receipt of written notice from ABC.

(b)

Representations and Warranties. Any representation or warranty by a Rio Alto Group Member under or in connection with the Prepayment Documents shall prove to have been incorrect in any material respect when made or deemed made.

(c)

Failure to Perform Certain Covenants. Any Rio Alto Group Member shall fail to perform or observe any term, covenant or agreement contained in Sections 6.2 or 6.3 and such failure continues for a period of 30 days from the date of receipt of written notice from ABC.

(d)

Failure to Satisfy Conditions Subsequent. The Rio Alto Group shall fail to perform or cause to be satisfied the conditions subsequent set out in Section 4.1 and 4.2 of this Agreement within the time periods prescribed therein.

(e)

Failure to Perform Other Covenants. Any Rio Alto Group Member shall fail to perform or observe any other material term, covenant or agreement contained in any Prepayment Document, the Operating Loan Agreement or any Material Project Agreement on its part to be performed or observed and any such failure shall remain unremedied or unresolved for a period of 30 days from the occurrence thereof (unless ABC reasonably determines that such failure is not capable of remedy in which event the default shall occur immediately).

(f)	Failure to Remedy event of Force Majeure. Any Rio Alto Group Member shall fail to remedy an event of Force Majeure within the time periods prescribed in Section 2.13 of this Agreement.

(g)	Insolvency; Voluntary Proceedings. Any Rio Alto Group Member:

(i)

ceases or fails to be Solvent, or generally fails to pay, or admits in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any, whether at stated maturity or otherwise;

	(ii)	voluntarily ceases to conduct its business in the ordinary course;

	(iii)	commences any Insolvency Proceeding with respect to itself; or

	(iv)	takes any action to effectuate or authorize any of the foregoing.

(h)	Involuntary Proceedings. Any Rio Alto Group Member:

(i)

becomes the subject of any involuntary Insolvency Proceeding commenced or filed against, or any writ, judgment, warrant of attachment, execution or similar process, is issued or levied against a substantial part of such Person’s properties, and any such proceeding or petition shall not be dismissed, or such writ, judgment, warrant of attachment, execution or similar process shall not be released, vacated or fully bonded within 60 days after commencement, filing or levy;

	(ii)	admits the material allegations of a petition against it in any Insolvency Proceeding, or an order for relief (or similar order under non-Canadian law) is ordered in any Insolvency Proceeding; or

(iii)

acquiesces in the appointment of a receiver, trustee, custodian, conservator, liquidator, mortgagee in possession (or agent therefor), or other similar Person for itself or a substantial portion of its property or business.

(i)	Dissolution, Etc. Any Rio Alto Group Member, without the prior written consent of ABC:

	(i)	liquidates, winds up or dissolves (or suffer any liquidation, wind-up or dissolution);

	(ii)	suspends its operations other than in the ordinary course of business; or

	(iii)	takes any action to authorizes any of the actions or events set forth above in this Subsection (i).

(j)	Default Under Other Indebtedness or Other Agreements with ABC. The RALA Group or a Guarantor shall:

	(i)	fail:

(A)

to make any payment of any principal of; or interest or premium on, any Indebtedness (other than in respect of the Advance) having an aggregate principal amount of more than the Threshold Amount (or its equivalent in another currency) when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable notice or grace period, if any, specified in the agreement or instrument relating to such Indebtedness as of the date of such failure; or

		(B)	to perform or observe any term, covenant or condition on its part to be performed or observed under any agreement or instrument relating to any such Indebtedness, when required to be performed or observed, or any other event shall occur or condition shall exist under any such agreement or instrument, and such failure, event or condition shall continue after the applicable, notice or grace period, if any, specified in such agreement or instrument, if the effect of such failure, event or condition is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness; or

(ii)

be subject to a declaration that any Indebtedness detailed in Section 7.1(j)(i) is due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof; or

(iii)

be subject to any facility or commitment available to it relating to indebtedness in an aggregate amount at any one time of not less than the Threshold Amount (or its equivalent in any other currency) being withdrawn, suspended or cancelled by reason of any default (however described) of Rio Alto or such Subsidiary; or

(iv)	fail to comply with the terms of any contract or agreement with ABC or its Affiliates.

(k)	Judgments. Either:

(i)

a final Award for the payment of money in excess of the Threshold Amount (or its equivalent in another currency) which is not fully covered by third-party insurance shall be rendered against any Rio Alto Group Member; or

(ii) any non-monetary judgment or order shall be rendered against any Rio Alto Group Member which has or would reasonably be expected to have a Material Adverse Effect;

and in each case there shall be any period of 30 consecutive days during which such judgment continues unsatisfied or during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

(l)

Material Adverse Change. A Material Adverse Change in the business, results of operations or condition (financial or otherwise) of a Rio Alto Group Member, shall have occurred which gives grounds to conclude, in the reasonable judgment of ABC, that Rio Alto or Projectco will be unable to perform or observe their obligations under the Prepayment Documents, or a Guarantor will be unable to perform or observe its obligations under its Guarantee and its other Guarantor Documents.

(m)	Failure by Guarantor to Perform Covenants; Invalidity of Guarantee. Either:

(i)

a Guarantor shall fail to perform or observe any term, covenant or agreement contained in its Guarantee on its part to be performed or observed, or any default shall occur under the Guarantee, and any such failure or default shall continue after the applicable grace period, if any, specified therein (unless ABC determines that such failure is not capable of remedy); or

(ii)

the Guarantee or any other Guarantor Document shall for any reason be revoked or invalidated, or otherwise cease to be in full force and effect, or a Guarantor or any other Person shall contest in any manner the validity or enforceability thereof or deny that it has any further liability or obligation thereunder.

(n)	Collateral Documents. The RALA Group or any Guarantor shall:

(i)

fail to perform or observe any term, covenant or agreement contained in the Collateral Documents on its part to be performed or observed and any such failure shall remain unremedied or unresolved for a period of 30 days from the date of receipt of written notice from ABC;

(ii) contest in any manner the validity or enforceability of any of the Collateral Documents;

(iii) deny that it has any further liability or obligation under any of the Collateral Documents;

(iv)

for any reason, except to the extent permitted by the terms thereof, shall cease to create a valid and perfected first priority Lien subject only to Permitted Liens, in any of the Collateral purported to be covered thereby; or

(v) after delivery shall for any reason be revoked or invalidated, or otherwise cease to be in full force and effect.

(o)

Consents, Etc. If any permit, approval, consent, exemption or other action of any Governmental Body is withdrawn or becomes ineffective and the absence thereof would have a Material Adverse Effect, unless such withdrawal or ineffectiveness is being contested in good faith by appropriate proceedings and ABC is satisfied that neither the position of ABC nor the Collateral is being adversely affected.

(p)	Abandonment. Except with the prior written consent of ABC which consent may be withheld in its sole discretion, Abandonment of the Project shall have occurred.

(q)	Development Ceases. Except upon the occurrence of an event of Force Majeure which the RALA Group is taking steps to remedy in accordance with Section

2.13, or with prior written consent of ABC which consent may be withheld in its sole discretion, the development and operation of the Project ceases for a single period of 15 consecutive days or more.

(r)	Expropriation. Any Governmental Body condemns, expropriates, seizes or appropriates any property which relates to or forms part of the Project and would have a Material Adverse Effect.

(s)

Agreements Unenforceable; Illegality. This Agreement or any other Prepayment Document is expressly repudiated by any party thereto or are declared illegal or unenforceable against any party other than, in each case, ABC.

7.2 Effect of Event of Default. If any Event of Default shall occur and be continuing, then ABC may:

(a)	by notice to Rio Alto terminate all further obligations of ABC to the RALA Group hereunder;

(b)

by notice to Rio Alto declare all outstanding Delivery Amounts and all other obligations hereunder to be forthwith due and deliverable, whereupon the all Delivery Amounts shall become and be forthwith due and deliverable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the RALA Group, provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to the RALA Group under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) and the Winding-up and Restructuring Act (Canada), the result which would otherwise occur only upon giving of notice by ABC to Rio Alto as specified in this clause shall occur automatically, without the giving of any such notice; and

(c)	whether or not the actions referred to in clause (b) have been taken:

	(i)	exercise any or all of ABC’s rights and remedies under the Collateral Documents; and

	(ii)	proceed to enforce all other rights and remedies available to ABC under the Prepayment Documents and applicable law.

Any Delivery Amounts that are not satisfied by delivery of Gold as required under this Agreement shall be “monetized” by ABC multiplying the number of troy ounces of Gold remaining to be delivered by the RALA Group under Section 2.10(a) and 2.10(b) hereof by the Spot Price, and paying the resulting amount in US dollars to ABC. Such monetization will be subject to the adjustments set out in Subsections 2.10(c)and 2.10(d) hereof.

ARTICLE 8
MISCELLANEOUS

8.1 Amendments and Waivers. No amendment to any provision of the Prepayment Documents shall be effective unless it is in writing and has been signed by ABC and the RALA Group, and no waiver of any provision of any Prepayment Document, or consent to any departure by the RALA Group therefrom, shall be effective unless it is in writing and has been signed by ABC. Any such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

8.2 Notices. All notices and other communications provided for hereunder and under the other Prepayment Documents shall, unless otherwise stated herein, be in writing (including by facsimile transmission) and mailed (by certified or registered mail), sent or delivered to the respective parties hereto or thereto at or to their respective addresses or facsimile numbers set forth below their names on the signature pages hereof, or at or to such other address or facsimile number as shall be designated by any party in a written notice to the other party hereto. All such notices and communications shall be effective:

(a)	if delivered by hand, sent by certified or registered mail or sent by an overnight courier service, when received; and

(b)

if sent by facsimile transmission, subject to evidence of a successful transmission, when sent; provided, if sent after 5:00 p.m. local time of the recipient shall be deemed to be received on the next Business Day.

Notices and communications to ABC pursuant to Article 2 shall not be effective until received. Electronic mail may be used only for routine communications and other informational documents, but may not be used for any purpose hereunder whereby notice is prescribed.

8.3 No Waiver; Cumulative Remedies. No failure on the part of ABC to exercise, and no delay in exercising, any right, remedy, power or privilege under any Prepayment Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies under the Prepayment Documents are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to ABC.

8.4 Costs and Expenses; Indemnity.

(a)	Costs and Expenses. The RALA Group agrees to pay on demand all expenses and costs of ABC and its Affiliates, and the fees and disbursements of legal counsel, in connection with:

	(i)	the negotiation and settlement of the Prepayment Documents;

	(ii)	any Default or Event of Default;

(iii)	the enforcement or attempted enforcement of, and preservation of any rights or interests under, the Prepayment Documents;

(iv)	any out-of-court workout or other refinancing or restructuring or any bankruptcy or insolvency case or proceeding; and

(v)	the preservation of and realization upon any of the Collateral.

(b)

Other Charges. The RALA Group also agrees to jointly and severally indemnify ABC against and hold it harmless from any and all present and future stamp, transfer, documentary and other such taxes, levies, fees, assessments and other charges made by any jurisdiction by reason of the execution, delivery, performance and enforcement of the Prepayment Documents.

(c)

Indemnification. Whether or not the transactions contemplated hereby shall be consummated, the RALA Group hereby agrees to jointly and severally indemnify ABC and its directors, officers, employees, agents, counsel and other advisors (each an “Indemnified Person”) against, and hold each of them harmless from, any and all liabilities, obligations, losses, claims, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel to an Indemnified Person, which may be imposed on or incurred by any Indemnified Person, or asserted against any Indemnified Person by any third party or by Rio Alto, Projectco or a Guarantor, in any way relating to or arising out of, in connection with, or as a result of:

(i)

the execution or delivery of this Agreement, any other Prepayment Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby;

	(ii)	the Advance or the use or intended use of the proceeds thereof; or

(iii)

any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by Rio Alto, Projectco or a Guarantor (the “Indemnified Liabilities”);

provided that the RALA Group shall not be liable to any Indemnified Person for any portion of such Indemnified Liabilities to the extent they are found by a final decision of a court of competent jurisdiction to have resulted from such Indemnified Person’s negligence or willful misconduct. If and to the extent that the foregoing indemnification is for any reason held unenforceable, the RALA Group agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

8.5 Survival. All covenants, agreements, representations and warranties made in any Prepayment Documents shall, except to the extent otherwise provided therein, survive the execution and delivery of this Agreement, the making of the Advance, and shall continue in full force and effect so long as any portion of the Advance remains outstanding or any other Prepayment Obligations remain unpaid or any obligation to perform any other act hereunder or under any other Prepayment Document remains unsatisfied. Without limiting the generality of the foregoing, the obligations of the RALA Group under Section 8.4, and all similar obligations under the other Prepayment Documents (including all obligations to pay costs and expenses and all indemnity obligations), shall survive the repayment of the Advance.

8.6 Benefits of Agreement. The Prepayment Documents are entered into for the sole protection and benefit of the parties hereto and their successors and assigns, and no other Person (other than the Indemnified Persons referred to in Section 8.4(c)) shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, any Prepayment Document.

8.7 Binding Effect; Assignment. This Agreement shall become effective when it shall have been executed by the parties hereto and thereafter shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. The Rio Alto Group shall not have the right to assign its rights and obligations hereunder or under the other Prepayment Documents or any interest herein or therein without the prior written consent of ABC. ABC reserves the right to sell, assign, transfer or grant participations in all or any portion of ABC’s rights and obligations hereunder and under the other Prepayment Documents to any other Person. In the event of any such assignment, upon notice thereof to Rio Alto, the assignee shall be deemed to be “ABC” for all purposes of the Prepayment Documents with respect to the rights and obligations assigned to it, and the obligations of ABC so assigned shall thereupon terminate. The Rio Alto Group shall, from time to time upon request of ABC, enter into such amendments to the Prepayment Documents and execute and deliver such other documents as shall be necessary to effect any such grant or assignment. The Rio Alto Group agrees that in connection with any such grant or assignment, ABC may deliver to the prospective participant or assignee financial statements and other relevant information relating to Rio Alto, Projectco and the Guarantors. ABC shall obtain from any such prospective participant or assignee a confidentiality agreement in which such participant or assignee agrees to an obligation of confidentiality.

8.8 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada generally applicable therein.

8.9 Submission to Jurisdiction.

(a)

Submission to Jurisdiction. Each party hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the Courts of the Province of British Columbia, and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement, or any other Prepayment Document or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in British Columbia. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that ABC may otherwise have to bring any action or proceeding relating to this Agreement or any other Prepayment Document against any party or its properties in the courts of any other jurisdiction.

(b)

No Limitation. Each party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any Court of the Province of British Columbia. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, any forum non conveniens defence to the maintenance of such action or proceeding in any such court. Each party to this Agreement irrevocably consents to service of process in the manner provided for herein. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

8.10 Entire Agreement. The Prepayment Documents reflect the entire agreement between the parties hereto with respect to the matters set forth herein and therein and supersede any prior agreements, commitments, drafts, communication, discussions and understandings, oral or written, with respect thereto.

8.11 Payments Set Aside. To the extent that any payment by or on behalf of the RALA Group is made to ABC, or ABC exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by ABC in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) and the Winding-up and Restructuring Act (Canada) or other U.S. or Canadian federal, state, provincial or foreign liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws, or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred.

8.12 Severability. Whenever possible, each provision of the Prepayment Documents shall be interpreted in such manner as to be effective and valid under all applicable laws and regulations. If, however, any provision of any of the Prepayment Documents shall be prohibited by or invalid under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be ineffective and invalid only to the extent of such prohibition or invalidity without affecting the remaining provisions of such Prepayment Document, or the validity or effectiveness of such provision in any other jurisdiction.

8.13 Judgment Currency.

(a)

Conversion. If, for the purpose of obtaining or enforcing judgment against any party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section referred to as the “Judgment Currency”) an amount due under this Agreement or any other Prepayment Document in any currency (the “Obligation Currency”) other than the Judgment Currency, then the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of British Colombia or in the courts of any other jurisdiction that will give effect to such conversion being made on such date, or, if the courts of the applicable jurisdiction will not give effect to such conversion being made on such date, then on the date on which the judgment is given (the applicable date as of which such conversion is made pursuant to this Section being hereinafter referred to as the “Judgment Conversion Date”).

(b)

Additional Amounts. If, in the case of any proceeding in the court of any jurisdiction referred to in paragraph (a) above, there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, then the party shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from any party under this paragraph (b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Prepayment Documents, and any such amount shall be part of the Prepayment Obligations secured by the Collateral and the Liens thereon granted hereunder, under any other Prepayment Document.

(c)

Rate of Exchange. The term “rate of exchange” in this Section means the rate of exchange at which Royal Bank of Canada on the relevant date at or about 1:00 p.m. (Eastern Standard time), would be prepared to sell, in accordance with its normal course foreign currency exchange practices, the Obligation Currency against the Judgment Currency.

8.14 Maximum Interest. The parties expressly acknowledge that it is not their intention that this transaction be in the nature of a loan, but, if it were so characterized, that the return to ABC, whether for interest, fees or otherwise, not exceed the maximum amount permitted by law. Accordingly, if a Court having jurisdiction over this agreement or the Rio Alto Group should rule that:

(a)	the prepurchase transaction detailed herein is of the nature of or is deemed to be a loan; and

(b)	a portion of the total return to ABC is of the nature of or is deemed to be interest,

and the portion of the total return, for deemed interest, fees or otherwise would, but for this provision, exceed the amount of return permitted under the laws of Canada and British Columbia respectively, then the aggregate gold deliverable shall be adjusted to reflect an aggregate return to ABC of 1% less than the maximum amount permitted under such laws, such adjustment being proportionally applied to each Delivery hereunder.

8.15 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall Constitute but one and the same agreement.

***Remainder of page intentionally left blank ** *

This document was executed and delivered as of the date given above:

RIO ALTO MINING LIMITED		MEXICAN SILVER MINES
(GUERNSEY) LIMITED

Per:	signed	Per:	signed
	Name: [Redacted: name of signatory]		Name: [Redacted: name of signatory]
	Title: [Redacted: title of signatory]		Title: [Redacted: title of signatory]

	Address:		Address:
	[Redacted: address]		[Redacted: address]

	Attention: [Redacted: name]		Attention: [Redacted: name]
	Fax No.: [Redacted: fax number]		Fax No.: [Redacted: fax number]

with a copy to:

Davis LLP
[Redacted: address]

Attention: [Redacted: name]
Fax No.: [Redacted: fax number]

RIO ALTO S.A.C.		LA ARENA S.A.

Per:	signed	Per:	signed
	Name: [Redacted: name of signatory]		Name: [Redacted: name of signatory]
	Title: [Redacted: title of signatory]		Title: [Redacted: title of signatory]

	Address:		Address:
	[Redacted: address]		[Redacted: address]
	Attention: [Redacted: name]		Attention: [Redacted: name]

ABC T1 LTD.
Per:	signed
Name: [Redacted: name of signatory]
Title: [Redacted: title of signatory]

Per:	___________________________
Name: [Redacted: name of signatory]
Title: [Redacted: title of signatory]

[Redacted: address]

Attention: [Redacted: name]
Fax No.: [Redacted: fax number]

Schedule I to Amended and Restated Gold Prepayment Agreement

Permitted Liens

None

Schedule II to Amended and Restated Gold Prepayment Agreement

Mining Concessions

[Redacted: mining concessions]